Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips,” the “Company,” “we,” “us,” and “our” refer to DryShips Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion also contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2019, and other reports or materials that we file with the Commission. See also the discussion in the section entitled “Forward-Looking Statements” below.

Results of Operations
Six-months ended June 30, 2019 compared to the six-months ended June 30, 2018.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Six-month period ended
	June 30,		Change
REVENUES:	2018	2019	Amount	%
Voyage and time charter revenues	$87,359	$82,324	$(5,035)	(5.8)%
Service Revenues	-	1,251	1,251	N/A
Total Revenues	87,359	83,575	(3,784)	(4.3)%

EXPENSES:
Voyage expenses	12,169	20,943	8,774	72.1%
Vessels operating expenses	38,660	34,486	(4,174)	(10.8)%
Depreciation and amortization	13,974	15,120	1,146	8.2%
Impairment loss, (gain)/loss from sale of vessels	(5,109)	1,454	6,563	(128.5)%
General and administrative expenses	14,781	15,185	404	2.7%
Other, net	(365)	70	435	(119.2)%
Operating income/(loss)	13,249	(3,683)	(16,932)	(127.8)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(9,595)	(9,575)	20	(0.2)%
Interest income	790	1,845	1,055	133.5%
Other, net	33	213	180	545.5%
Total other expenses, net	(8,772)	(7,517)	1,255	(14.3)%

INCOME/(LOSS) BEFORE INCOME TAXES	4,477	(11,200)	(15,677)	(350.2)%
Income taxes	(2)	(74)	(72)	3,600.0%
NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$4,475	$(11,274)	$(15,749)	(351.9)%

Revenues
Drybulk Carrier segment
Voyage revenues decreased by $9.1 million, or 20.0%, to $36.3 million for the six-month period ended June 30, 2019, as compared to $45.4 million for the six-month period ended June 30, 2018. The decrease is attributable to lower hire charter rates during the six-month period ended June 30, 2019, which amounted to $3.4 million and to a decrease in total voyage days by 507 days from 3,740 days to 3,233 days during the six-month period ended June 30, 2019, as compared to the same period in 2018.

Tanker segment

Voyage revenues increased by $23.7 million, or 112.3%, to $44.8 million for the six-month period ended June 30, 2019, as compared to $21.1 million for the six-month period ended June 30, 2018. The increase is attributable to higher hire rates during the six-month period ended June 30, 2019, which amounted to $9.7 million and to an increase in total voyage days by 339 days from 747 days to 1,086 days during the six-month period ended June 30, 2019, as compared to the same period in 2018.
Gas Carrier segment
Voyage revenues amounted to $20.9 million for the six-month period ended June 30, 2018, representing revenues from our four very large gas carriers, or VLGCs, which were sold during the fourth quarter of 2018. No revenues were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Tanker Pool Operations segment
Voyage and service revenues amounted to $1.3 million and $1.2 million, respectively, for the period from June 7, 2019 (acquisition date of Heidmar Inc., or Heidmar) to June 30, 2019.
Offshore support segment
The offshore support segment did not incur any voyage revenues during the relevant periods due to the laid up condition of all six of our offshore support vessels for the six-month periods ended June 30, 2019 and June 30, 2018, respectively.
Voyage expenses
Drybulk Carrier segment
Voyage expenses increased by $1.4 million, or 43.8%, to $4.6 million for the six-month period ended June 30, 2019, as compared to $3.2 million for the six-month period ended June 30, 2018. The increase is mainly attributed to higher bunker expenses for the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018.
Tanker segment
Voyage expenses increased by $8.1 million, or 98.8%, to $16.3 million for the six-month period ended June 30, 2019, as compared to $8.2 million for the six-month period ended June 30, 2018. The increase is mainly attributed to: (i) the increase in the average number of operating vessels from 4.1 vessels during the six-month period ended June 2018 to 6.0 vessels during the six-month period ended June 30, 2019 and (ii) higher bunker expenses for the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018.
Gas Carrier segment
Voyage expenses amounted to $0.8 million for the six-month period ended June 30, 2018, representing expenses from our four VLGCs, which were sold during the fourth quarter of 2018. No voyage expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any voyage expense during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
The offshore support segment did not incur any voyage expenses during the relevant periods due to the laid up condition of all six of our offshore support vessels for the six-month periods ended June 30, 2019 and June 30, 2018, respectively.

Vessels operating expenses
Drybulk Carrier segment
Vessels’ operating expenses decreased by $0.9 million, or 3.5%, to $25.1 million for the six-month period ended June 30, 2019, as compared to $26.0 million for the six-month period ended June 30, 2018. The decrease is mainly attributed to the decrease in the average number of operating vessels from 21.0 vessels during the six-month period ended June 30, 2018 to 19.2 vessels during the six-month period ended June 30, 2019, partly offset by a $2.5 million increase in connection with dry-docking expenses during the six-month period ended June 30, 2019.
Tanker segment
Vessels’ operating expenses increased by $2.0 million, or 34.5%, to $7.8 million for the six-month period ended June 30, 2019, as compared to $5.8 million for the six-month period ended June 30, 2018. The increase is mainly attributed to the increase in the average number of operating vessels from 4.1 vessels during the six-month period ended June 2018 to 6.0 vessels during the six-month period ended June 30, 2019.
Gas Carrier segment

Vessels’ operating expenses amounted to $6.5 million for the six-month period ended June 30, 2018, representing expenses from our four VLGCs, which were sold during the fourth quarter of 2018. No vessels’ operating expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.

Tanker Pool Operations segment
Operating expenses amounted to $1.3 million for the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment

Vessels’ operating expenses decreased by $0.1 million or by 25.0% to $0.3 million for the six-month period ended June 30, 2019, as compared to $0.4 million for the six-month period ended June 30, 2018. The incurred expenses during the six-month periods ended June 30, 2019 and 2018 were due to the laid up condition of all six of our offshore support vessels. The decrease is attributed to the decrease in the daily laid up budget costs for the six-month period ended June 30, 2019, as compared to the same period in 2018.

Depreciation and Amortization

Drybulk Carrier segment

Depreciation expenses increased by $3.6 million, or 64.3%, to $9.2 million for the six-month period ended June 30, 2019, as compared to $5.6 million for the six-month period ended June 30, 2018. The increase is mainly attributable to our fleet renewal on June and November 2018 with higher value drybulk carriers resulting in higher average daily depreciation charge.

Tanker segment

Depreciation expenses increased by $1.5 million, or 38.5%, to $5.4 million for the six-month period ended June 30, 2019, as compared to $3.9 million for the six-month period ended June 30, 2018. The increase is mainly attributed to the increase in average number of owned vessels from 4.1 vessels during the six-month period ended June 2018 to 6.0 vessels during the six-month period ended June 30, 2019.
Gas Carrier segment

Depreciation expenses amounted to $4.0 million for the six-month period ended June 30, 2018, representing depreciation charge for our four VLGCs, which were sold during the fourth quarter of 2018. No depreciation expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.

Tanker Pool Operations segment
Depreciation and amortization expenses in relation to property and equipment and intangible assets, respectively, amounted in aggregate to $0.2 million for the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment

Depreciation expenses decreased by $0.2 million, or by 40.0%, to $0.3 million for the six-month period ended June 30, 2019, as compared to $0.5 million for the six-month period ended June 30, 2018. The decrease is mainly attributable to the write down of the offshore support vessels’ carrying value to their fair value based on independent valuations as a result of the impairment review performed for the third quarter of 2018.

Impairment loss, (gain)/loss from sale of vessel

Drybulk Carrier segment

Impairment loss, (gain)/loss from sale of vessels amounted to $0 million for the six-month period ended June 30, 2019 as compared with a gain of $5.1 million for the six-month period ended June 30, 2018. The gain occurred as a result of the sale of the Company's Panamax drybulk carrier Maganari on May 24, 2018.

Tanker segment

The Tanker segment did not incur any impairment loss, (gain)/loss from sale of vessels during the relevant periods.
Gas Carrier segment
The Gas Carrier segment did not incur any impairment loss, (gain)/loss from sale of vessels during the relevant periods.
Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any impairment loss, (gain)/loss from sale of vessels during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
Impairment loss, (gain)/loss from sale of vessels amounted to a loss of $1.5 million for the six-month period ended June 30, 2019, as compared to $0 million for the six-month period ended June 30, 2018. The $1.5 million loss is a result of an impairment review of our offshore support vessels for the six-month period ended June 30, 2019, which indicated that the carrying amount of our offshore support vessels was not recoverable and resulted in the recognition of the above impairment charge.
General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $0.3 million, or by 3.5%, to $8.2 million for the six-month period ended June 30, 2019 as compared to $8.5 million for the six-month period ended June 30, 2018.

Tanker segment

General and administrative expenses increased by $0.6 million, or 31.6%, to $2.5 million for the six-month period ended June 30, 2019, as compared to $1.9 million for the six-month period ended June 30, 2018.

 Gas Carrier segment
General and administrative expenses amounted to $1.9 million for the six-month period ended June 30, 2018, representing general and administrative expenses for our four VLGCs, which were sold during the fourth quarter of 2018. No material general and administrative expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.

Tanker Pool Operations segment
General and administrative expenses amounted to $1.6 million during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
General and administrative expenses increased by $0.4 million, or 16.0% amounted to $2.9 million for the six-month period ended June 30, 2019 as compared to $2.5 million for the six-month period ended June 30, 2018.

Operating expenses: Other, net
Drybulk Carrier segment
The Drybulk Carrier segment did not incur any other expenses during the relevant periods.
Tanker segment
The Tanker segment did not incur any other expenses during the relevant periods.
Gas Carrier segment
The Gas Carrier segment did not incur any material other expenses during the relevant periods.
Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any material other expenses during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
The Offshore support segment had an other, net gain of $0.4 million for the six-month period ended June 30, 2018, related mainly to reimbursement of insurance claims regarding prior years' loss of hires. No material other expenses were recorded during the same period in 2019.
Interest and finance costs
Drybulk Carrier segment
Interest and finance costs increased by $1.9 million, or by 42.2%, to $6.4 million for the six-month period ended June 30, 2019, as compared to $4.5 million for the six-month period ended June 30, 2018. Interest and finance costs we incurred during the six-month period ended June 30, 2019, are mainly attributed to our secured credit facilities, financing arrangements and finance lease agreements that we entered during 2018 in connection with our fleet renewal, as compared to the relevant period in 2018, where interest and finance costs were mainly attributed to the full repayment of the Loan Facility Agreement with Sierra Investments Inc., an entity that may be deemed to be owned by Mr. George Economou, our Chairman and Chief Executive Officer.
Tanker segment
Interest and finance costs increased by $1.3 million, or by 68.4%, to $3.2 million for the six-month period ended June 30, 2019, as compared to $1.9 million for the six-month period ended June 30, 2018. Interest and finance costs we incurred during the six-month period ended June 30, 2019 are mainly attributed to (i) the secured credit facility dated January 24, 2018, (ii) the secured credit facility assumed on June 8, 2018 and (iii) the secured credit facility assumed on December 14, 2018, as compared to the relevant period in 2018, where interest and finance costs were attributed only to the secured credit facility dated January 24, 2018 and the secured credit facility assumed on June 8, 2018 .

Gas Carrier segment
The Gas Carrier segment did not incur any material interest and finance costs during the six-month period ended June 30, 2019, due to the disposal of our four VLGCs in the fourth quarter of 2018 with the full repayment of the then outstanding balance of our secured credit facility dated June 22, 2017. Interest and finance costs amounted to $3.2 million for the six-month period ended June 30, 2018, representing interest and finance costs from the secured credit facility dated June 22, 2017.
Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any material interest and finance costs during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
The Offshore support segment did not incur any material interest and finance costs during the relevant periods.
Interest income
Drybulk Carrier segment
Interest income amounted to $1.8 million for the six-month period ended June 30, 2019, as compared to $0.6 million for the same period in 2018. The increase is due to increased cash balances and higher interest rates during the six-month period ended June 30, 2019, as compared to the same period in 2018.
Tanker segment
The Tanker segment did not earn any material interest income during the relevant periods.
Gas Carrier segment
Interest income amounted to $0.1 million for the six-month period ended June 30, 2018. The Gas Carrier segment did not earn any material interest income during the relevant period in 2019.
Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any material interest income during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
The Offshore support segment did not earn any material interest income during the relevant periods.
Other income/(expenses): Other, net
Drybulk carrier segment
The Drybulk carrier segment incurred a gain of $0.2 million for the six-month period ended June 30, 2019, as compared to a loss of $0.2 million for the same period in 2018.
Tanker segment
The Tanker segment did not incur any material gains or losses during the relevant periods.
Gas Carrier segment
The Gas Carrier segment did not incur any material gains or losses during the relevant periods.

Tanker Pool Operations segment
The Tanker Pool Operations segment did not incur any material gains or losses during the period from June 7, 2019 (acquisition date of Heidmar) to June 30, 2019.
Offshore support segment
The Offshore support segment did not incur any material gains or losses during the six-month period ended June 30, 2019, as compared to a gain of $0.1 million during the same period in 2018.
Liquidity
As of June 30, 2019, we had cash and cash equivalents of $106.7 million and $15.5 million of restricted cash. Restricted cash includes (i) cash collateral required under our secured credit facilities and open derivatives trades, (ii) retention accounts that can only be used to fund the secured credit facilities’ installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in our secured credit facilities and financing arrangements, (iv) cash as security for letters of credit issued in favor of the landlords from whom we lease office space and (v) cash as security for US custom bonds.
Our cash and cash equivalents and restricted cash decreased by $34.6 million, or 22.1%, to $122.3 million as of June 30, 2019, compared to $156.9 million as of December 31, 2018. The decrease in our cash and cash equivalents and restricted cash was mainly due to credit facilities’, financing arrangements’ and finance lease repayments of $17.4 million, repurchase of common stock of $2.4 million, prepayments for vessels improvements of $12.0 million and fixed assets additions of $28.3 million. The aforementioned decrease was partially offset by net cash acquired from Heidmar of $5.1 million and cash provided by operating activities of $20.4 million.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities and pay dividends and other corporate purposes.
As of June 30, 2019, we had total indebtedness of $373.7 million under our secured credit facilities, our financing arrangements and finance lease agreements, excluding unamortized financing fees.
Please refer to the discussion on Long-term Debt and Finance Lease Liability (Due to Related party) as detailed in Notes 4, 11, 12 of our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 1, 2019 and Notes 4, 11, 12 of the unaudited interim condensed consolidated financial statements for the six-months ended June 30, 2019 included herein, for more information.
Cash flow
Net cash provided by operating activities was $20.4 million for the six-month period ended June 30, 2019. In determining net cash provided by operating activities for the six-month period ended June 30, 2019, net income was adjusted for the effects of certain non-cash items including $15.1 million of depreciation and amortization, $1.5 million of impairment charges, $0.3 million of amortization of deferred financing costs and $0.1 million of income tax payable. The Company had net cash inflows from changes in operating assets and liabilities of approximately $14.7 million for the six-month period ended June 30, 2019. Net cash provided by operating activities was $9.2 million for the six-month period ended June 30, 2018.
Net cash used in investing activities was $35.2 million for the six-month period ended June 30, 2019, mainly due to outflows in connection with prepayments for vessels improvements and fixed assets additions of $40.3 million, partially offset by the acquisition of Heidmar of $5.1 million. Net cash used in investing activities was $34.4 million for the six-month period ended June 30, 2018.

Net cash used in financing activities was $19.8 million for the six-month period ended June 30, 2019, consisting of credit facilities’, financing arrangements and finance lease repayments of $17.4 million and repurchase of common stock of $2.4 million. Net cash provided by financing activities was $135.2 million for the six-month period ended June 30, 2018.
Financing activities
Long-term debt and finance lease liability
As of June 30, 2019, we were in compliance with the financial covenants contained in our secured credit facilities, financing arrangements and finance lease agreements.
We plan to pay long-term debt installments and interest with cash on hand, cash expected to be generated from operations, bank debt, financing arrangements and equity offerings or a combination thereof. However, if these sources are insufficient to satisfy our long-term debt installments and interest, we may need to seek alternative sources of financing and/or modifications of our existing credit facilities and financing arrangements. There is no assurance that we will be able to obtain any such financing or modifications to our existing credit facilities and financing arrangements on terms acceptable to us, or at all.
The annual principal payments for our credit facilities and financing arrangements required to be made after June 30, 2019, including balloon payments, totaling $279.1 million, are as follows:
Total (in thousands)
Due through June 30, 2020	$45,123
Due through June 30, 2021	22,908
Due through June 30, 2022	22,908
Due through June 30, 2023	69,124
Due through June 30, 2024	62,006
Thereafter	57,039
Total principal payments	279,108
Less: Financing fees	(1,916)
Total debt	$277,192
As part of the four bareboat charter agreements, we also provided guarantees contained in the four bareboat charter agreements pursuant to the terms of which we guarantee the obligations arising in respect of the hull cover ratio covenants under the existing secured credit facilities of the vessels Conquistador, Pink Sands, Xanadu and Netadola, expiring from April 2028 to May 2029 and amounted to $122.2 million as of June 30, 2019. The following table summarizes our contractual finance lease obligations as of June 30, 2019:
Total (in thousands)
Due through June 30, 2020	$12,004
Due through June 30, 2021	11,659
Due through June 30, 2022	11,285
Due through June 30, 2023	10,911
Due through June 30, 2024	10,545
Thereafter	65,752
Total contractual obligation	$122,156

Operating Lease Liability
Upon the acquisition of Heidmar on June 7, 2019, we acquired operating leases, whereby Heidmar charters in vessels for varying periods of time. Such vessels are then re-chartered into the pools managed by the non-consolidated pool subsidiaries or entered into the spot market. Additionally, we acquired a lease expiring in 2029 for office facilities in Norwalk, Connecticut and also real estate leases in Singapore and the United Kingdom expiring in 2022 and 2020, respectively.
Under those operating leases, the approximate future minimum payments are as follows:
Total (in thousands
Due through June 30, 2020	$14,023
Due through June 30, 2021	13,538
Due through June 30, 2022	9,150
Due through June 30, 2023	333
Due through June 30, 2024	311
Thereafter	1,457
Total contractual obligation	$38,812

Vessels Improvements
We scheduled and started implementing during 2019, an overall “future proofing plan” for our fleet by performing dry-dockings, installation of exhaust cleaning systems (“scrubbers”) and installation of ballast water treatment systems (“BWTS”). Based on the contractual purchase price of the systems, the estimated installation fees and the dry-docking costs, we estimate a total cost of approximately $91.9 million, of which an amount of $10.1 million was paid as of June 30, 2019. We expect to incur the remaining costs of approximately $81.8 million during the second half of 2019 and the full year of 2020.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Common Stock Repurchase Program
As of September 18, 2019, we have not repurchased any additional shares of our common stock since our last update.
Special Meeting of Shareholders in Connection with Acquisition Proposed Transaction

On June 12, 2019, our board of directors received a non-binding proposal letter (the “proposal letter”) from SPII Holdings Inc. (“SPII”) that owns approximately 83.35% of the outstanding shares of common stock, $0.01 par value, of the Company (the “Company Common Stock) and may be deemed to be beneficially owned by George Economou, the Company’s Chairman and Chief Executive Officer, that proposed a merger transaction in which SPII would acquire all of the issued and outstanding shares of the Company Common Stock not already owned by SPII and Mr. Economou for $4.00 per share in cash (the “proposed transaction”).

After receiving the proposal letter, our board of directors formed a special committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to evaluate and negotiate the proposed transaction.

On August 18, 2019, acting on the unanimous recommendation of the Special Committee, our board of directors unanimously approved, and we entered into an Agreement and Plan of Merger (“Merger Agreement”), by and among the Company, SPII and Sileo Acquisitions Inc., (“Merger Sub”) a wholly owned subsidiary of SPII, pursuant to  which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation after the merger and a wholly owned subsidiary of SPII (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of the Company Common Stock that is issued and outstanding immediately prior to the effective time (other than shares of Company Common Stock held by SPII or any subsidiary of either SPII or the Company) will be automatically converted into the right to receive the merger consideration of $5.25 per share in cash, without interest and less any required withholding taxes.

We have called a special meeting of our shareholders (the “Special Meeting”) to be held on October 9, 2019, at 4 p.m., local time, at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece. At the Special Meeting, shareholders will be asked to consider and vote on a proposal to authorize and approve the Merger Agreement. Only shareholders of record as of the close of business on August 30, 2019, which has been fixed as the record date for the Special Meeting, will be entitled to vote at the Special Meeting. The merger is also subject to the satisfaction or waiver of other customary closing conditions but not to any financing condition. The merger is expected to close in the fourth quarter of 2019.

Refer to the Transaction Statement on Schedule 13E-3 and the proxy statement, dated September 9, 2019, attached thereto, as filed by the Company with the U.S. Securities and Exchange Commission on September 9, 2019 for additional information on the Merger.

Long term debt
On June 25, 2019, we entered into three separate addenda of the bareboat charter agreements for the three newcastlemax drybulk carriers with entities that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO, in order to partly finance the acquisition and installation of scrubbers in an amount up to $6.4 million. The respective amount was not yet drawn.
On July 1, 2019, we repaid in full the outstanding secured credit facilities regarding the vessels Huahine and Botafogo assumed on June 1, 2018 and December 14, 2018, which amounted to $14.0 million and $8.2 million, respectively.

On July 5, 2019, we entered into a secured credit facility of up to $62.9 million. The respective secured credit facility has two tranches, with one tranche of up to $36.0 million regarding the vessels Botafogo and Huahine and the second tranche of up to $26.9 million that substituted the outstanding balance at that time of our secured credit facility dated March 8, 2018, regarding the vessels Judd and Raraka. On July 9, 2019, we drew down the amount of $36.0 million.

On September 5, 2019, we entered into a credit facility with a major Export Credit Agency of up to $30.0 million to finance scrubbers, which will be installed on vessels owned by our subsidiaries. The credit facility has not yet been drawn and will be guaranteed by an entity that may be deemed to be beneficially owned by Mr. George Economou, our Chairman and CEO.

Significant Accounting policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Commission on March 1, 2019.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the six-month period ended June 30, 2019.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “will,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	our continued borrowing availability under our credit facilities, financing arrangements and finance lease agreements and compliance with the covenants contained;
•	our leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	our ability to successfully employ our existing and newbuild drybulk, tanker, and offshore support vessels, as applicable;
•
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker and offshore support market trends, charter rates and factors affecting supply and demand;
•	our expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation and governmental proceedings.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the conditions to the completion of the Merger, including the authorization and approval of the Merger Agreement by our shareholders, not being satisfied, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Commission, including our most recently filed Annual Report on Form 20–F for the year ended December 31, 2018. Additionally, actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to obtain the requisite shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the transaction, and the amount of the costs, fees, and expenses and charges related to the transaction.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2018 and June 30, 2019 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share)

	December 31,	June 30,
	2018	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$141,851	$106,738
Restricted cash (Note 3)	20	167
Trade accounts receivable, net of allowance for doubtful receivables of $306 and $305 at December 31, 2018 and June 30, 2019, respectively (Note 17)	13,713	12,236
Receivables from vessel owners	-	800
Due from related parties (Note 4)	27,864	30,036
Prepayments and advances	708	3,307
Other current assets (Note 5)	13,758	13,222
Total current assets	197,914	166,506

FIXED ASSETS, NET:
Vessels, net (Notes 4, 6)	755,332	792,267
Property and equipment, net (Note 6)	-	1,137
Total fixed assets, net	755,332	793,404

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 9, 13)	34,000	-
Right-of- use assets (Note 10)	-	35,987
Goodwill (Note 9)	-	10,888
Intangible assets (Note 7)	-	23,079
Available for sale debt securities (Note 13)	4,961	5,048
Restricted cash (Note 3)	15,010	15,352
Other non-current assets (Note 8)	4,088	16,403
Total other non-current assets	58,059	106,757
Total assets	$1,011,305	$1,066,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 11)	$38,795	$44,621
Operating lease liability (Note 10)	-	12,508
Accounts payable and other current liabilities	5,844	8,900
Payables to vessel owners	-	2,392
Derivative liability (Note 13)	-	52
Accrued liabilities (Note 4)	3,387	9,295
Due to related parties (Notes 4, 12)	5,796	9,497
Deferred revenue (Note 17)	1,776	1,311
Total current liabilities	55,598	88,576

NON-CURRENT LIABILITIES
Long-term debt, net of deferred finance costs (Note 11)	251,288	232,571
Operating lease liability (Note 10)	-	23,390
Due to related parties (Notes 4, 12)	66,690	87,136
Income tax payable (Note 21)	-	10,572
Total non-current liabilities	317,978	353,669

COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2018 and June 30, 2019; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred stock,0 shares of Series B Convertible Preferred stock, 0 shares of Series C Convertible Preferred stock; 0 shares of Series D Preferred stock, 0 shares of Series E1 Convertible Preferred stock and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2018 and June 30, 2019, respectively
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2018 and June 30, 2019; 104,274,708 shares issued at December 31, 2018 and June 30, 2019; 87,232,028 and 86,886,627 shares outstanding at December 31, 2018 and June 30, 2019, respectively (Notes 14)	1,043	1,043
Treasury stock; $0.01 par value; 17,042,680 and 17,388,081 shares at December 31, 2018 and June 30, 2019, respectively (Note 14)	(85,378)	(87,498)
Additional paid-in capital	4,067,124	4,067,124
Accumulated other comprehensive income/(loss) (Note 13)	(39)	48
Accumulated deficit	(3,345,021)	(3,356,295)
Total equity	637,729	624,422
Total liabilities and stockholders’ equity	$1,011,305	$1,066,667

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Six-month period ended June 30,
	2018	2019
REVENUES:
Voyage and time charter revenues	$87,359	$82,324
Service Revenues	-	1,251
Total Revenues (Notes 4, 17)	$87,359	$83,575

OPERATING EXPENSES/(INCOME):
Voyage expenses (Notes 4, 17)	12,169	20,943
Vessels’ operating expenses	38,660	34,486
Depreciation and amortization (Notes 6,7)	13,974	15,120
Impairment loss, (gain)/loss from sale of vessels (Note 6)	(5,109)	1,454
General and administrative expenses (Note 4)	14,781	15,185
Other, net	(365)	70

Operating income/(loss)	13,249	(3,683)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 4, 18)	(9,595)	(9,575)
Interest income	790	1,845
Other, net	33	213

Total other expenses, net	(8,772)	(7,517)

INCOME/(LOSS) BEFORE INCOME TAXES	4,477	(11,200)

Income taxes (Note 21)	(2)	(74)

NET INCOME/(LOSS)	$4,475	$(11,274)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 20)	$4,475	$(11,274)

EARNINGS/(LOSSES) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 20)	$0.04	$(0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 20)	102,123,365	86,893,214
Dividends declared per share (Note 14)	$0.05	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2018	2019
- Net income/(loss)	$4,475	$(11,274)
Other comprehensive income:
- Unrealized gain associated with the change in fair value of investment in available for sale debt securities (Note 13)	-	87

Other comprehensive income	$-	$87

Comprehensive income/(loss) attributable to DryShips Inc.	$4,475	$(11,187)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. Dollars – except for share data)

	Common stock		Treasury stock
	Shares	Par value	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated deficit	Total DryShips Stockholders Equity
Balance December 31, 2017	104,274,708	$1,043	—	$—	$4,066,083	$—	$(3,360,090)	$707,036
- Adoption of revenue and lease recognition accounting policy adjustment (Note 1)	—	—	—	—	—	—	(1,711)	(1,711)
- Net income	—	—	—	—	—	—	4,475	4,475
- Amortization of stock based compensation (Note 15)	—	—	—	—	345	—	—	345
-Common stock repurchase program (Note 14)	—	—	(5,565,792)	(23,142)	—	—	—	(23,142)
-Gain from common control transaction	—	—	—	—	1,581	—	—	1,581
-Dividends paid	—	—	—	—	—		(5,000)	(5,000)
Balance June 30, 2018	104,274,708	$1,043	(5,565,792)	$(23,142)	$4,068,009	$—	$(3,362,326)	$683,584

	Common stock		Treasury stock
	Shares	Par value	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated deficit	Total DryShips Stockholders Equity
Balance December 31, 2018	104,274,708	$1,043	(17,042,680)	$(85,378)	$4,067,124	$(39)	$(3,345,021)	$637,729
- Net loss	—	—	—	—	—	—	(11,274)	(11,274)
- Other comprehensive income	—	—	—	—	—	87	—	87
-Common stock repurchase program (Note 14)	—	—	(345,401)	(2,120)	—	—	—	(2,120)
Balance June 30, 2019	104,274,708	$1,043	(17,388,081)	$(87,498)	$4,067,124	$48	$(3,356,295)	$624,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2018	2019
Net Cash Provided by Operating Activities	$9,211	$20,412

Cash Flows from Investing Activities:
Proceeds from sale of vessels	9,413	-
Prepaid vessels’ improvements	-	(12,006)
Acquisition of Heidmar, net of cash acquired	-	5,132
Fixed assets additions	(43,824)	(28,383)
Net Cash Used in Investing Activities	(34,411)	(35,257)

Cash Flows from Financing Activities:
Payments of finance lease liabilities	-	(4,209)
Proceeds from long-term debt	250,109	-
Principal payments and prepayments of long-term debt	(84,072)	(13,168)
Repurchase of common stock	(23,142)	(2,402)
Dividends paid	(5,000)	-
Payment of financing costs, net	(2,680)	-
Net Cash Provided by/(Used in) Financing Activities	135,215	(19,779)

Net increase / (decrease) in cash and cash equivalents and restricted cash	110,015	(34,624)
Cash and cash equivalents and restricted cash at beginning of year	30,226	156,881

Cash and cash equivalents and restricted cash at end of year	$140,241	$122,257

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$(6,003)	$(7,644)

Non cash investing activities:
Fixed Assets additions (Note 4, 6)	$(51,919)	$(25,012)

Non cash financing activities:
Loan drawdown for vessels additions (Notes 4, 12)	$50,333	$25,012
Capital contribution/(distribution) for common control transaction (Note 6)	1,581	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a diversified owner and operator of ocean going cargo vessels.

In August 2017, the Company acquired all the outstanding shares of an entity that holds a 49.0% interest in Heidmar Holdings LLC (“Heidmar LLC”), a leading commercial tanker pool operator (Note 4). As of August 29, 2017, Heidmar LLC was considered an affiliated entity of the Company (Notes 4, 9). On June 7, 2019, the Company acquired 100% of the issued and outstanding shares of Heidmar Inc. (“Heidmar”). Prior to that transaction, the Company indirectly owned approximately 49.8% of Heidmar through its affiliate Heidmar LLC (Notes 4, 9), the parent of Heidmar at that time. From June 7, 2019, Heidmar is considered a controlled subsidiary of the Company.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) required for interim financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 1, 2019.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its affiliates.

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

Adoption of new revenue and lease guidance

On January 1, 2018, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606), as amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. Under the new guidance, the Company changed its recognition method of revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. In addition, under the new guidance, the Company began to recognize an asset for contract fulfillment costs.

The Company elected to early adopt ASU No. 2016-02, “Leases” (ASC 842), as amended, in the fourth quarter of 2018 with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. Under the new guidance, the Company elected certain practical expedients which allowed the Company’s existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Company did not have any lease arrangements in which it was a lessee at the adoption date. In addition, the Company made an accounting policy election to recognize an asset for contract fulfillment costs.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

The cumulative effect of initially applying the new revenue recognition and lease guidance to the consolidated financial statements on January 1, 2018 was as follows:

Consolidated Balance Sheets	December 31, 2017	Cumulative effect from adopting ASC 606	Cumulative effect from adopting ASC 842	January 1, 2018
Assets
Trade accounts receivable, net of allowance for doubtful receivables	$14,526	$(1,350)	$-	$13,176
Other current assets (includes deferred contract costs)	$12,279	$235	$185	$12,699

Liabilities
Accrued liabilities	$4,758	$(87)	$-	$4,671
Deferred Revenue	$865	$-	$868	$1,733

Stockholders’ Equity
Accumulated deficit	$(3,360,090)	$(1,028)	$(683)	$(3,361,801)

2.	Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 1, 2019. There have been no changes to these policies in the six-month period ended June 30, 2019, apart from the below:

Principles of consolidation: The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and include the accounts and operating results of DryShips and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity, and if the entity is determined not to be a variable interest entity, whether the entity is a voting interest entity. Variable interest entities (“VIE”) are entities as defined under ASC 810 “Consolidation” that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.

The Company’s wholly owned subsidiaries that provide pool management services are variable interest entities, which are not controlled by the Company, but rather by the participants in the pools pursuant to the one-vote-per-vessel contractual arrangements between the Company and the participants in the pools. For the six-month period ended June 30, 2019, the Company consolidates the following pool companies: Marlin Tankers Inc. (“Marlin”) and Dorado Tankers Pool Inc. (“Dorado”), which had no operations during the period. For the six-month period ended June 30, 2019, the Company provided pool management services through the following non-consolidated pool subsidiaries:

-	Seawolf Tankers Inc. (or “Seawolf Pool”), which operates a pool of very large crude carrier-sized tankers;

-	Blue Fin Tankers Inc. (or “Blue Fin Pool”), which operates a pool of Suezmax-sized tankers;

-	Sigma Tankers Inc. (or “Sigma Pool”), which operates a pool of Aframax-sized tankers;

-	Star Tankers Inc. (or “Star Pool”), which operates a pool of Panamax-sized tankers;

The Company’s maximum exposure to losses of those pools is limited to the results of the vessels that it places in those pools as a pool participant.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:

Business Acquisitions: Business acquisitions are accounted for under the acquisition method. The acquisition method requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase. The acquiree’s results are included in the Company’s consolidated financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill, or if the fair value of the assets acquired exceeds the purchase price consideration, a bargain purchase gain is recorded. Adjustments to fair value assessments are generally recorded to goodwill over the measurement period (not longer than twelve months). The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed and requires the Company to recognize and measure certain assets and liabilities including those arising from contingencies and contingent consideration in a business combination.

Goodwill: Goodwill represents the excess of the purchase price and the fair value of any previous equity interest in the acquiree over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with Accounting Standard Codification ("ASC") 350 "Goodwill and Other Intangible Assets". This standard requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company tests goodwill for impairment each year on December 31. The Company tests goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. To determine the fair value of each reporting unit, the Company uses the income approach which is a generally accepted valuation methodology.

Intangible assets: The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over the estimated useful lives as follows:

Intangible assets	Years
Trade names	10
Customer relationships	10

The Company determines the expected useful life of: (i) its trade name to the shorter of the duration of the legal agreement and economic useful life and (ii) its customer relationships based on the  their estimated remaining period of benefit. The Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Receivables from vessel owners and Payables to vessel owners: Receivables from vessel owners and Payables to vessel owners include amounts related to management services, time charters with duration less than one year and amounts due to or due from pool participants.

Fixed Assets, net:

Property and Equipment (including leasehold improvements): Property and equipment, other than vessels, is recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method over the shorter of the terms of the leases or the estimated useful lives of the assets, which range from 1 to 10 years.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:

Service Revenues:  Service revenues consist primarily of commissions and management fees earned from pool management services. Commissions are earned based on the gross freight and demurrage revenues of the managed pools and are recognized ratably over the duration of each pool voyage. Management fees are earned on a fixed rate per day, per vessel in the managed pools.

Pool revenues: The Company time charters in vessels that are entered into the non-consolidated pool subsidiaries.
The Company earns a portion of the total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company has entered into arrangements associated with a vessel that it has time chartered in, whereby the net profits and/or losses earned by the Company in its employment of such vessel are shared either with the owner of the vessel (the “profit-sharing arrangements”) based on the specified terms in the profit-sharing arrangement, or with third parties based on the specified terms in the respective assignment and assumption of charter party rights and profit/ loss sharing agreements.

Recent accounting pronouncements:

Financial Instruments: In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. In November 2018, the FASB issued ASU 2018-19 – Codification Improvements to Topic 326, according to which the receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments of both updates are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s consolidated financial position and performance.

Fair Value Measurement: In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820) - Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement that eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance on fair value disclosures eliminates the following requirements for all entities: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the entity's policy for the timing of transfers between levels of the fair value hierarchy; and (iii) the entity's valuation processes for Level 3 fair value measurements. The following disclosure requirements were added to ASC 820 for public companies: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and (ii) for recurring and nonrecurring Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated, with certain exceptions. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance makes the following modifications for public entities: (i) entities are required to provide information about the measurement uncertainty of Level 3 fair value measurements as of the reporting date rather than a point in the future (the FASB also deleted the word “sensitivity,” which it said had caused confusion about whether the disclosure is intended to convey changes in unobservable inputs at a point in the future) and (ii) entities that use the practical expedient to measure the fair value of certain investments at their net asset values are required to disclose (1) the timing of liquidation of an investee’s assets and (2) the date when redemption restrictions will lapse, but only if the investee has communicated this information to the entity or announced it publicly. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, although early adoption is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s fair value disclosures.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies - continued:

Recent accounting pronouncements - continued:

Intangibles – Goodwill and Other: In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (ASC 350). Under ASU 2017-04, companies must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value. The impairment charge is based on that difference and is limited to the amount of goodwill allocated to that unit; thus, the new guidance eliminates the second step analysis of the current goodwill impairment testing. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, although early adoption is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s consolidated financial position and performance.

3.	Cash and Cash equivalents and restricted cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2018	June 30, 2019
Cash and cash equivalents	$141,851	$106,738
Restricted cash	20	167
Restricted cash, non-current	15,010	15,352
Total	$156,881	$122,257

Restricted cash includes (i) cash collateral required under the Company’s secured credit facilities and open derivatives trades, (ii) retention accounts that can only be used to fund the secured credit facilities’ installments coming due, (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company’s secured credit facilities and financing arrangements, (iv) cash as security for letters of credit issued in favor of the landlords from whom the Company leases office space and (v) cash as security for US custom bonds.

4.	Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	December 31, 2018	June 30, 2019
Balance Sheet
Due from related parties	$27,864	$30,036
Vessels, net (Note 6)	170,871	217,429
Due to related parties - current	(5,796)	(9,497)
Due to related parties – non-current (Note 12)	(66,690)	(87,136)
Accrued liabilities	(304)	(325)

	Six-month period ended June 30,
Statement of Operations	2018	2019
Voyage and time/pool charter revenues	$3,377	$11,859
Service Revenues	-	1,120
Voyage expenses	(1,557)	(1,772)
Depreciation (Note 6)	-	(3,442)
General and administrative expenses	(11,946)	(9,053)
Interest and finance costs (Note 18)	(2,585)	(1,872)
Commissions for assets acquired or sold	$(97)	$-
(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – TMS Dry Ltd. (together the “TMS Managers”): Effective January 1, 2017, the Company entered into agreements (the “TMS Agreements”) with TMS Bulkers Ltd. (“TMS Bulkers”) and TMS Offshore Services Ltd. (“TMS Offshore Services”) to streamline the services offered by TMS Bulkers under the management agreements with each of the Company’s drybulk vessel owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with the Company’s offshore support vessel owning subsidiaries. Effective January 1, 2017, the Company also entered into agreements with TMS Cardiff Gas Ltd. (”TMS Cardiff Gas”) and TMS Tankers Ltd. (“TMS Tankers”) regarding its acquired tanker and gas carrier vessels on similar terms as the TMS Agreements (Notes 6). On May 31, 2018, the Company supplemented the management services providers under the TMS Agreements to include TMS Dry Ltd. (“TMS Dry”), which is the manager of the Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands, Xanadu and Netadola (Notes 6, 12). TMS Bulkers, TMS Offshore Services, TMS Cardiff Gas, TMS Tankers and TMS Dry are collectively referred to herein as the “TMS Managers”. The TMS Managers may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and Chief Executive Officer (“CEO”).

The TMS Agreements cover, among other things, executive management, commercial, accounting, reporting, financing, legal, manning, catering, information technology, attendance, insurance, technical and operations services. The all-in base cost for providing these services is $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel.

The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The TMS Agreements entitled the TMS Managers to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000.

Under the respective TMS Agreements, the TMS Managers are also entitled to (i) a discretionary performance fee (up to $20,000, in either cash or common stock, at the discretion of the Company’s board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by the TMS Managers, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the TMS Managers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The TMS Agreements have terms of ten years.

Under the TMS Agreements, if the TMS Managers are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the TMS Managers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $569 based on the Euro/U.S. Dollar exchange rate at June 30, 2019) per day.

Further, in the event that the management agreements are terminated for any reason other than a default by TMS Managers or change of control of the vessel owning companies’ ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the vessel owning companies’ ownership, the Company is required to pay TMS Managers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Managers under the term of the agreements, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreements for a convenience at any time for a fee of $50,000. Transactions with TMS Managers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:

Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company’s tankers and gas carrier vessels, Cardiff Tankers Inc. (“Cardiff Tankers”) and Cardiff Gas Ltd (“Cardiff Gas”), two Marshall Islands entities that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels. Cardiff Gas provided the Company with such services until the disposal of its four very large gas carriers, or VLGCs (Note 6).

George Economou: Mr. George Economou is the Company’s Chairman and CEO. Additionally, as of the date of this report, SPII Holdings Inc. (“SPII”), an entity that may be deemed to be beneficially owned by Mr. George Economou, beneficially owns 72,421,515 common shares of the Company, which is approximately 83.4% of the Company's outstanding common stock. Mr. George Economou therefore may be deemed to have control over the actions of the Company.

Other: On May 15, 2017, the Company entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer’s option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period.

On May 31, 2018, the Company entered into two separate share purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier Huahine and the Suezmax tanker vessel Marfa, including their associated credit facilities, respectively. The transactions were approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 6, 11).

On June 20, 2018, the Company entered into an index linked employment agreement for the Newcastlemax drybulk carrier Huahine with TMS Dry. Under the agreement, the Company could give 60-days advance termination notice and could then seek alternative or fixed rate employment. The transaction was approved by the independent members of the Company’s board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity. On July 30, 2018 and upon notice of termination, the employment agreement with TMS Dry was terminated.

On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel Botafogo, including its associated credit facility. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 6, 11).

On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. These vessels were already secured by mortgages under secured credit facilities that expire from April 2028 to February 2029, bear interest at LIBOR plus a margin and are repayable in quarterly installments with balloon payments at maturity, and are guaranteed by entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:

Other - continued:The bareboat charterhire is payable as follows: (i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then-outstanding balance of the aforementioned secured credit facilities, and (ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of the relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturity. As part of the agreements, there are purchase obligations for its vessel’s legal rights and titles and interests, upon payment of each balloon installment at each last repayment date.

On the same date, the Company entered into three separate index linked employment agreements for each of the aforementioned vessels with TMS Dry. Under the agreements, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employments. The transactions were approved by the independent members of the Company’s board of directors, which took into account, among other things, (i) independent third-party broker charter free valuations certificates and (ii) the actual speed and consumption figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity (Notes 6, 12). The revenue recognized during the six-month period ended June 30, 2019 under those agreements amounted to $5,566.

On January 11, 2019, the Company entered into an index linked employment agreement for its 2014 built Newcastlemax drybulk carrier, the Marini, with TMS Dry. Under the charter, the gross rate is linked to the Baltic Capesize Index (BCI5TC) plus 16% and has an expected duration of 10 to 12 months. The transaction was approved by the independent members of the Company’s board of directors, which took into account, among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity. The revenue recognized during the six-month period ended June 30, 2019 under this agreement amounted to $1,249.

On May 16, 2019, the Company entered into a bareboat charter agreement for one Newcastlemax drybulk carrier built in 2017, the Netadola, already mortgaged under a secured credit facility, with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $50,000. The vessel was already secured by mortgage under a secured credit facility that expires on May 2029, bears interest at LIBOR plus a margin and is repayable in quarterly installments with balloon payment at maturity, and is guaranteed by entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO.

The bareboat charterhire is payable as follows: (i) an amount of $24,988 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then-outstanding balance of the aforementioned secured credit facility, and (ii) an amount of $25,012 in quarterly installments equal to the respective installments of the aforementioned secured credit facility, being the then outstanding balance of the relevant credit facility, bearing the same interest (LIBOR plus margin) and balloon payment at maturity. As part of the agreement, there is a purchase obligation for the vessel’s legal rights and titles and interests, upon payment of the balloon installment at the last repayment date.

On the same date, the Company entered into an index linked employment agreement for the aforementioned vessel with TMS Dry. Under the agreement, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employments. The transactions were approved by the Company’s board of directors and a special committee of independent and disinterested directors based on the average fair market value of the vessel, as determined by independent third party brokers’ charter free valuations certificates and taking into account among other things, the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity (Notes 6, 12). The revenue recognized during the six-month period ended June 30, 2019 under those agreements amounted to $489.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties - continued:

Sierra Investments Inc.: On October 25, 2017, the Company entered into a secured loan facility (“Loan Facility Agreement”) with Sierra Investments Inc. (“Sierra”) to refinance the then outstanding debt under a revolving facility agreement (“Revolving Facility”) with Sierra dated May 23, 2017, amounting to a total of $73,841. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of five years, had no arrangement or commitment fee and was secured by four of the Company’s vessels, two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani). Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion.

On February 1, 2018, the Company repaid in full the then outstanding balance of $73,841 under the Loan Facility Agreement with Sierra.

The weighted-average interest rate on the Loan Facility Agreement was 6.05% for the six-month period ended June 30, 2018.

Heidmar: On August 29, 2017, following the closing of a private offering, the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. (“SPI”), which directly held a 49.0% interest in Heidmar LLC, a global tanker pool operator. SPI was a member of Heidmar LLC, a Delaware limited liability company that directly owned 49.0% of the total issued equity interests of Heidmar LLC. The Company’s investment in Heidmar LLC was recorded at $34,000 upon the closing of the transaction (Notes 9, 13).  On June 7, 2019, the Company acquired 100% of the issued and outstanding shares of Heidmar, a Marshall Islands company. Prior to that transaction, the Company indirectly owned approximately 49.8% of Heidmar through its affiliate Heidmar LLC (Note 9).

Tanker Pools: The Company earns revenue, management fees, and commissions from the non-consolidated pool subsidiaries (Note 2). As of June 30, 2019, the Company has receivables related primarily to voyage revenue, management fees and commissions earned from the non-consolidated pool subsidiaries (Note 2), as follows:

June 30, 2019
Seawolf Pool	$1,205
Blue Fin Pool	3,949
Sigma Pool	5,550
Accrued unbilled commissions	1,250
Total	$11,954

 The amounts earned for the period from June 7, 2019 to June 30, 2019 were as follows:

	From June 7, to June 30, 2019
	Pool Revenue	Management Fees	Commissions	Total
Seawolf Pool	$13	$-	$42	$55
Blue Fin Pool	516	177	255	948
Sigma Pool	769	294	339	1,402
Star Pool	-	9	4	13
Total	$1,298	$480	$640	$2,418

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Other Current assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2018	June 30, 2019
Inventories	$10,907	$10,328
Insurance claims (Note 16)	1,856	1,325
Deferred contract costs (Note 17)	496	721
Other	499	848
Other current assets	$13,758	$13,222

6.	Fixed Assets, net
(i) Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	$787,014	$(31,682)	$755,332
Additions	53,343	-	53,343
Impairment loss	(1,875)	421	(1,454)
Depreciation	-	(14,954)	(14,954)
Balance, June 30, 2019	$838,482	$(46,215)	$792,267

On January 4, 2018, the Company paid the last installment, including related costs of $44,869, to Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) using the $37,500 under the secured credit facility dated June 22, 2017 (Note 11) and cash on hand and took delivery of the then under construction VLGC, Mont Gelé. On January 11, 2018, the vessel commenced its time charter on fixed rate with ten years firm duration to an oil major company.
On April 27, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001-built Panamax drybulk carrier, the Maganari, to an unaffiliated buyer for total gross price of $9,700. The vessel was delivered to its new owner on May 24, 2018 and a gain of $5,109 was recognized in the accompanying condensed consolidated statement of operations for the six-month period ended June 30, 2018, included in “Impairment loss, (gain)/loss from sale of vessels”.
On May 31, 2018, the Company entered into two separate purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier, the Huahine and the Suezmax tanker vessel, the Marfa, including their associated outstanding credit facilities, for a gross purchase price of $38,500 and $55,333, respectively (Note 4). As part of the transactions, the Company paid an aggregate amount of $43,500 to the sellers, being the difference between the purchase price and the then outstanding balances of the respective credit facilities. The Company received the vessel owning companies’ shares on June 1 and June 8, 2018, respectively, and assumed an aggregate amount of $50,333 of credit facilities attached to these vessels (Note 11). An amount of $1,581 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning companies acquired over the purchase price paid, was classified as capital contribution in “Additional Paid-in Capital” as the acquisitions were accounted as transactions between entities under common control.
On June 6, June 11, June 12 and June 27, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its older Panamax drybulk carriers, the Bargara, Redondo, Mendocino and Marbella, respectively, to unaffiliated buyers for an aggregate price of $35,568. The Company classified the aforementioned vessels as “held for sale” as of June 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, at their then carrying value as it was lower than their fair value less cost to sell. On July 18, July 24, August 14 and August 20, 2018, the vessels Redondo, Marbella, Bargara, and Mendocino were delivered to their new owners, respectively, and an aggregate gain of $18,192 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels”.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Fixed Assets, net – continued:

(i) Vessels, net - continued:

On July 4, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its four VLGCs, including their existing time charter contracts, to unaffiliated buyers for an aggregate price of $304,000. On September 17, 2018, the Company entered into four separate addenda to the aforementioned Memoranda of Agreement, according to which the buyers were entitled to a fixed compensation of $15,000 per day due to the delay on the vessels’ delivery until the earlier between the actual delivery dates and December 15, 2018.

The Company classified the aforementioned vessels as “held for sale” as of September 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, and an impairment loss of $7,279 was recognized in the consolidated statement of operations for the year ended December 31, 2018 and included in “Impairment loss, (gain)/loss from sale of vessels”, as a result of the reduction of the VLGCs’ carrying amount to their fair value less cost to sell (Note 13).

According to ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment”, the sale of the Company’s VLGCs did not represent a strategic shift hence no presentation of discontinued operations was required. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort, and Anderida and Aisling respectively, were delivered to their new owners and an aggregate loss of $282 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels”.

On August 2, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Capitola, to an unaffiliated buyer for total gross price of $7,580. The vessel was delivered to its new owner on August 17, 2018 and a gain of $3,639 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels”.

As of September 30, 2018, the impairment review performed indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590, should be written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels”, in the consolidated statement of operations for the year ended December 31, 2018 (Note 13).

On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel, the Botafogo, including its associated then outstanding credit facility, for a purchase price of $27,000 (Note 4). As part of the transaction, the Company paid an aggregate amount of $18,071 to the seller, being the difference between the purchase price and the then outstanding balance of the respective credit facility. On December 14, 2018, the Company received the vessel owning company’s shares and assumed an amount of $8,929 of credit facility attached to that vessel (Note 11). An aggregate amount of $1,231 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid and the different accounting policy in regards to cut-off recognition of the then ongoing voyage charter ($267 and $964, respectively), was classified as capital distribution in “Additional Paid-in Capital” as the acquisition was accounted as a transaction between entities under common control.

On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. The bareboat charterhire is payable as follows: (i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and (ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturities.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Fixed Assets, net - continued:

(i) Vessels, net - continued:

As part of the agreements, there are purchase obligations upon payment of each balloon installment at each last repayment date. On November 27, 2018 (commencement date), the Company paid the advance bareboat charterhire (Notes 4, 12).

In accordance with ASC 842, the Company (lessee) accounted for these leases (bareboat charter agreements) as finance leases (Note 10), recognizing these vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” depreciated over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets. More precisely, the Company recorded a right-of-use assets at the present value of the aggregate finance lease liability amounted to $171,500 (Notes 12, 13). No initial direct costs incurred by the Company.

As of December 31, 2018, the impairment review performed indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels”, in the consolidated statement of operations for the year ended December 31, 2018 (Note 13).

On May 16, 2019, the Company entered into a bareboat charter agreement for one Newcastlemax drybulk carrier built in 2017, the Netadola, already mortgaged under a secured credit facility, with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $50,000. The bareboat charterhire is payable as follows: (i) an amount of $24,988 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facility, and (ii) an amount of $25,012 in quarterly installments equal to the respective installments of the aforementioned secured credit facility, being the then outstanding balance of relevant credit facility, bearing the same interest (LIBOR plus margin) and balloon payment at maturity. As part of the agreement, upon payment of the balloon installment at the last repayment date, the Company has the obligation to purchase the vessel.

On May 25, 2019 (commencement date), the vessel was delivered to the Company and on May 29, 2019, the Company paid the advance bareboat charterhire (Notes 4, 12).

In accordance with ASC 842, the Company (lessee) accounted for this lease (bareboat charter agreement) as finance lease (Note 12), recognizing the vessel as right-of-use asset in its consolidated balance sheet under “Vessels, net” depreciated over its remaining useful life, as determined in accordance with Company’s depreciation policy for fixed assets. More precisely, the Company recorded a right-of-use asset at the present value of the aggregate finance lease liability amounted to $50,000 (Notes 12, 13). No initial direct costs incurred by the Company.

As of June 30, 2019, the impairment review performed indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $15,704, should be written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $1,454, which was included in “Impairment loss, (gain)/loss from sale of vessels”, in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2019 (Note 13).

As of December 31, 2018 an amount of $245 relating to capitalized expenses and an amount of $84 relating to capitalized interest were included in the “Vessels, net”, respectively.

As of June 30, 2019, an aggregate amount of $3,343 relating to capitalized expenditures for the acquisition and installation of ballast water treatment systems (“BWTS”) and exhaust cleaning systems (“scrubbers”), were included in the “Vessels, net”.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Fixed Assets, net - continued:

(ii) Property and equipment, net:

Property and equipment consists of Heidmar’s computer equipment, furniture, fixtures and leasehold improvements. Property and equipment as of June 30, 2019 is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, June 7, 2019	$1,098	$-	$1,098
Additions	52	-	52
Depreciation	-	(13)	(13)
Balance, June 30, 2019	$1,150	$(13)	$1,137

As of June 30, 2019, the Company owns leasehold improvements amounted to $738.

7.	Intangible assets, net:

Upon the acquisition of Heidmar (Notes 4, 9), the Company acquired Heidmar’s trade name and customer relationships. The Heidmar trade name is a registered trade name, legally owned by the Company and thus, qualified as an intangible asset. In addition, Heidmar has a significant number of long-term relationships with pool participants. At the time of the acquisition, Heidmar had contractual backlog of contracts which are expected to be completed in the future. Based on the above, customer relationships have been identified and valued as a separate intangible asset.

Intangible assets as of June 30, 2019 are as follows:

	Amount	Amortization	Net Book Value
Trade Name	$2,555	$(17)	$2,538
Customer Relationships	20,677	(136)	20,541
Total	$23,232	$(153)	$23,079

Amortization expense for the next five years and thereafter is as follows:

June 30, 2020	$2,327
June 30, 2021	2,321
June 30, 2022	2,321
June 30, 2023	2,321
June 30, 2024	2,327
Thereafter	11,462
Total	$23,079

8.	Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2018	June 30, 2019
Other non-current assets	$4,088	$16,403
	$4,088	$16,403

As of December 31, 2018 and June 30, 2019, the amount of $4,088 and $16,093, respectively, relates to Company’s prepayments regarding improvements for its drybulk and tanker carrier vessels.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Acquisition of Heidmar:

On August 29, 2017, following the closing of a private offering, the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly held a 49.0% interest in Heidmar LLC, a global tanker pool operator. SPI was a member of Heidmar LLC, a Delaware limited liability company that directly owned 49.0% of the total issued equity interests of Heidmar LLC. The fair value of the investment in Heidmar LLC as of the acquisition date was $34,000 (Note 13).

Since August 29, 2017, Heidmar LLC had been considered an affiliated entity of the Company and qualified as an equity method investment due to Company’s significant influence over Heidmar LLC. The Company elected to account for the investment in Heidmar LLC under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications. The Company’s investment in Heidmar LLC was recorded at $34,000 upon the closing of the transaction. As of December 31, 2018, no change in the fair value of Company’s investment in Heidmar LLC was identified.

On June 7, 2019, the Company, through its wholly owned subsidiary SPI, entered into stock purchase agreements with Heidmar’s shareholders at the time, for the acquisition of 100% of the issued and outstanding shares of Heidmar. Prior to that transaction, the Company indirectly owned approximately 49.8% of Heidmar through its affiliate Heidmar LLC. Pursuant to the stock purchase agreements and related documentation, the Company acquired a 100% interest in Heidmar with the surrender of its 49.8% interest in Heidmar LLC and for an aggregate cash consideration of $16,825. The transaction was approved by the independent members of the Company’s board of directors.

As of June 7, 2019, no change in the fair value of Company’s investment in Heidmar LLC was identified. For the period from January 1, 2019 to June 7, 2019, the fair value of Company’s investment in Heidmar LLC was determined based on an acceptable valuation method performed in-house by the Company’s management, that combines (weights) the income and the market approach method (Note 13).

Heidmar operates as tanker pool manager for the transportation of crude oil and petroleum products and its mission is to provide existing and future pool partners with exceptional returns on their assets. Heidmar owns and operates four commercial management tanker pools (Note 2), including Star Pool, Sigma Pool, Blue Fin Pool and Seawolf Pool. The acquisition of Heidmar will allow the Company to expand by leveraging Heidmar’s future potential and profitability as an independent business segment.

The transaction referenced in the immediately preceding sentence has been accounted for as a business combination using the acquisition method. The Company began consolidating Heidmar from June 7, 2019 (“acquisition date”), as of which date the results of operations of Heidmar are included in the accompanying condensed consolidated statement of operations for the six-month period ended June 30, 2019. The fair values of the identifiable assets and liabilities acquired, as of the acquisition date, are shown in the table below.

Assets:
Cash and cash equivalents	$21,344
Receivables from affiliates	10,245
Other current assets	3,174
Property and Equipment, net (Note 6)	1,098
Trade Name (Note 7, 13)	2,555
Customer Relationships (Note 7, 13)	20,677
Right of use asset non-current (Note 10)	36,966
Other non-current assets	750
Total assets acquired	$96,809

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Acquisition of Heidmar - continued:

Liabilities:
Total current liabilities (Note 10)	$21,950
Total non-current liabilities (Notes 10, 21)	34,922
Total liabilities assumed	$56,872

Net assets acquired	$39,937
Cash consideration paid	16,825
Fair Value of existed interest in Heidmar LLC	34,000
Goodwill on acquisition	$10,888

The Company’s assumptions utilized to determine the fair value of assets acquired and liabilities assumed conform to market conditions as of the acquisition date. The provisional amounts recorded are updated if better information is obtained about the initial assumptions used to determine fair value or if new information is obtained regarding the facts and circumstances that existed as of the acquisition date. The provisional amounts may be adjusted through the completion of the measurement period, which does not exceed one year from the of acquisition date.

Goodwill included in the tanker operation segment constitutes a premium over the fair value of the net assets of Heidmar, which is attributable to anticipated benefits from Heidmar's position to take advantage of the global contracts and the economies of scale gained through the pools.

Pro forma financial information is not presented as the results are not material to the Company’s consolidated financial statements.

The Company recognized acquisition related expenses amounted to $536 in its accompanying interim condensed consolidated statement of operations for the six-month period ended June 30, 2019, included in “General and administrative expenses”. As of  June 30, 2019 and in regards to Heidmar’s operations from the acquisition date, the Company recognized total revenues and net income amounted to $2,549 and $14, respectively, in its accompanying interim condensed consolidated statement of operations for the six-month period ended June 30, 2019.

10.	Right-of-use assets and operating lease liability:

As part of Heidmar’s acquisition (Note 9), the Company, in accordance with ASC 842, recognized the assets and liabilities that arise from certain operating lease agreements regarding two vessels and three office buildings. The lease liability reflects the obligation to make hire and rent payments (lease payments), and the right-of-use asset represents the right to use the underlying asset for the lease term. The Company has elected to adopt the practical expedient for short-term leases, thus, with respect to charter-in contracts, only those that had duration more than a 12-month period at the acquisition date, were recognized. The amounts of right-of-use assets and operating lease liabilities shown in the accompanying consolidated balance sheet as of June 30, 2019 are analyzed as follows:

June 30, 2019
Right-of-use asset - Vessels	$31,955
Right-of-use asset - Offices	4,032
Total Right-of-use assets (non-current)	$35,987

June 30, 2019
Operating lease liability - Vessels	$31,955
Operating lease liability - Offices	3,943
Total Operating lease liability	$35,898
Less: Current portion	(12,508)
Operating lease liability – Non-current portion	$23,390

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Right-of-use assets and operating lease liability – continued:

Under these operating leases, the approximate future minimum payments are as follows:

Due through June 30, 2020	$14,023
Due through June 30, 2021	13,538
Due through June 30, 2022	9,150
Due through June 30, 2023	333
Due through June 30, 2024	311
Thereafter	1,457
Total principal payments	$38,812

11.	Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2018	June 30, 2019
Secured Credit Facilities - Drybulk Segment	$75,582	$71,638
Secured Credit Facilities - Tanker Segment	124,757	118,706
Secured financing arrangements - Drybulk Segment	91,937	88,764
Less: Deferred financing costs	(2,193)	(1,916)
Total debt	290,083	277,192
Less: Current portion	(38,795)	(44,621)
Long-term portion	$251,288	$232,571

Secured credit facilities

The Company’s secured credit facilities are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2024. Interest rates on the outstanding credit facilities as of June 30, 2019 are based on LIBOR plus a margin.

On June 22, 2017, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $150,000 to partially finance the construction costs relating to the four VLGCs, the Anderida, Aisling, Mont Fort and Mont Gelé. The facility bore interest at LIBOR plus a margin and was repayable in twenty-four quarterly installments and a balloon payment at maturity and was secured by first mortgage over the Company’s four VLGCs. As of December 31, 2017, the Company drew the whole amount of $150,000, related to the delivery of the four VLGCs. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort and Anderida, Aisling, respectively, were delivered to their new owners according to the terms of the Memoranda of Agreement dated July 4, 2018 (Note 6). Their outstanding credit facility balance total amounted to $137,820 and was fully repaid along with their associated costs.

On January 24, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $90,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Shiraga, Samsara, Stamos and Balla. On January 26, 2018, the Company drew down the full amount of $90,000.

On January 29, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $35,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Valadon, Matisse and Rapallo. On March 7, 2018, the Company drew down the full amount of $35,000.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Long-term Debt - continued:

On March 8, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $30,000. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Judd and Raraka. On March 13, 2018, the Company drew down the full amount of $30,000.

On June 1, 2018, the Company, as part of the acquisition of the vessel owning company of the Newcastlemax drybulk carrier Huahine (Notes 4, 6), assumed the outstanding secured credit facility of $16,500. The facility bears interest at LIBOR plus margin, is repayable in six quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Huahine (Note 6). On July 1, 2019, the Company repaid in full the outstanding amount of $14,000 (Note 22).

On June 8, 2018, the Company, as part of the acquisition of the vessel owning company of the Suezmax vessel Marfa (Notes 4, 6), assumed the outstanding secured credit facility of $33,833. The facility bears interest at LIBOR plus margin, is repayable in twenty-two quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Marfa (Note 6).

On December 14, 2018, the Company, as part of the acquisition of the vessel owning company of the Aframax tanker vessel Botafogo (Notes 4, 6), assumed the outstanding secured credit facility of $8,929. The facility bears interest at LIBOR plus margin, is repayable in five quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Botafogo (Note 6). On July 1, 2019, the Company repaid in full the outstanding amount of $8,214 (Note 22).

Secured financing arrangements

On April 2, 2018, the Company’s wholly-owned subsidiary entered into a finance lease arrangement with a major Chinese leasing company for the Company’s Kamsarmax drybulk carrier, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price of $26,218 and at the same time chartered it back for a period of ten years (with an expiration in April 2028). The financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in forty quarterly installments, with a balloon payment at maturity and is secured by corporate guarantees. As part of the agreement, the Company has purchase options to reacquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon payment of the balloon at the last repayment date. On April 13, 2018, the vessel was delivered and chartered back to the Company, and the Company also drew down the full financing amount of $13,109.

On May 4, 2018, five of the Company’s wholly-owned subsidiaries entered into five finance lease arrangements with a major Chinese leasing company for the Company’s drybulk carriers Nasaka, Morandi, Marini, Bacon and Castellani, pursuant to five memoranda of agreements and bareboat charter agreements. The financing provided for the transfer of the underlying vessels to the buyer for 50% of the aggregate purchase price of $164,000 and at the same time chartered it back for a period of eight years (expiration in May 2026). The aggregate financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in thirty-two quarterly installments, with balloon payments at maturity and is secured by corporate guarantees. As part of the agreements, the Company has purchase options to re-acquire each vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel’s delivery date. There are also purchase obligations upon payment of each balloon payment at each last repayment date. On May 15, 2018, the vessels were delivered and chartered back to the Company, and the Company also drew down the full aggregate financing amount of $82,000.

In accordance with ASC 842 and ASC 606-10, these transactions were accounted for as financing arrangements and not as transactions involving sale-leaseback, due to the repurchase obligation clauses included in the agreements. Therefore, the Company continued to recognize these vessels at their net book values on the consolidated balance sheet and also recognized (i) a financial liability for the financing amount drawn down on the accompanying consolidated balance sheet under “Long term debt, net of deferred finance costs” and (ii) the variable amount of consideration paid under “Interest and finance cost” in the accompanying consolidated statement of operations.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Long-term Debt - continued:

The aggregate available undrawn amount under the Company’s secured credit facilities and financing arrangements at December 31, 2018 and June 30, 2019 was $0. The weighted average interest rates on the above outstanding secured credit facilities and financing arrangements were: 4.31% and 5.26% for the six-month periods ended June 30, 2018 and 2019, respectively.

Line of credit

The Company’s pool subsidiaries (the “Borrowers”) (Note 2) are participants in a 364-day $100,000 on-demand working borrowing base facility (the “WCF”). The WCF is renewable and each Borrower is severally liable. Each Borrower is subject to a fixed sublimit, which is subject to a borrowing base determined as a portion of eligible freight receivables, demurrage receivable and freight in transit. The WCF bears interest at Libor plus a margin plus mandatory costs (if any) which is payable monthly in arrears. As of June 30, 2019, there is no outstanding amount from Marlin and Dorado under the WCF, since they could not draw any amount. The financial covenants in the WCF include that $40,000 of working capital should be maintained by the Borrowers collectively at all times. As of June 30, 2019, the borrowers are in compliance with the covenants regarding the WCF.

The Company’s secured credit facilities are secured by mortgages over the Company’s vessels (Note 6), corporate guarantees, first priority assignments of all freights in excess of twelve months, earnings, insurances and requisition compensation. The Company’s financing arrangements are secured by corporate guarantees and first priority assignments of all freights, earnings, insurances and requisition compensation. The Company’s secured credit facilities and financing arrangements contain customary financial covenants that restrict, without the bank’s prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company’s business. Under the Company’s credit facilities and financing arrangements, Mr. Economou must generally continue to beneficially own at least 50% of either (i) the Company’s issued and outstanding share capital or (ii) the Company’s issued and outstanding voting share capital. In addition, the Company’s credit facilities and financing arrangements require the Company and its subsidiaries to satisfy certain financial covenants.

Depending on the credit facility or financing arrangement, these financial covenants require the maintenance of: (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth; (v) a minimum solvency ratio and (vi) a minimum working capital level. Also, the credit facilities and financing arrangements, require the maintenance of specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which is referred as a value maintenance clause or loan-to-value ratio. All of the Company’s credit facilities and financing arrangements also contain cross-acceleration or cross-default provisions that may be triggered by a default under one of the Company’s other credit facilities and financing arrangements. These covenants may limit the ability of certain of the Company’s subsidiaries to, among other things, without the relevant lenders’ or counterparties’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of June 30, 2019, the Company was in compliance with the covenants regarding its secured credit facilities and financing arrangements.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the six-month periods ended June 30, 2018 and 2019, amounted to $9,514 and $7,833, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statement of operations.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Long-term Debt - continued:

The annual principal payments required to be made after June 30, 2019, for credit facilities and financing arrangements including balloon payments, totaling $279,108 are as follows:

Due through June 30, 2020	$45,123
Due through June 30, 2021	22,908
Due through June 30, 2022	22,908
Due through June 30, 2023	69,124
Due through June 30, 2024	62,006
Thereafter	57,039
Total principal payments	279,108
Less: Financing fees	(1,916)
Total debt	$277,192

The Loan Facility Agreement with Sierra is discussed in Note 4 herein.

12.	Finance lease liability (Due to related parties):

June 30, 2019
Netadola bareboat charter	$25,143
Conquistador bareboat charter	23,640
Pink Sands bareboat charter	22,743
Xanadu bareboat charter	23,113
Total finance lease liability	94,639
Less: Current portion	(7,503)
Long-term portion	$87,136

On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500.

The bareboat charterhire is payable as follows: (i) an amount of $99,875 in advance (advance bareboat charterhire), calculated as the difference between the aggregate bareboat charterhire and the outstanding balance of the secured credit facilities at the time of the agreements conclusion, and (ii) an aggregate amount of $71,625 in quarterly installments, bearing interest (LIBOR plus margin) and balloon payments at maturity, and are guaranteed by entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO. As part of the agreements and upon payment of each balloon installment at the final repayment date, the Company has the obligation to purchase the vessels. On November 27, 2018 (commencement date), the vessels were bareboat chartered to the Company upon payment of the advance bareboat charterhire amounts. The transactions were approved by the independent members of the Company’s board of directors, which took into account, among other things (i) independent third-party brokers’ charter free valuations certificates and (ii) the actual speed and consumption figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity, respectively (Notes 4, 6, 13).

On May 16, 2019, the Company entered into a bareboat charter agreement for one Newcastlemax drybulk carrier built in 2017, the Netadola, already mortgaged under a secured credit facility, with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $50,000.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Finance lease liability (Due to related parties) - continued:

The bareboat charterhire is payable as follows: (i) an amount of $24,988 in advance (advance bareboat charterhire), calculated as the difference between the aggregate bareboat charterhire and the outstanding balance of the secured credit facility at the time of the agreement’s conclusion, and (ii) an amount of $25,012 in quarterly installments, bearing interest (LIBOR plus margin) and balloon payment at maturity, and is guaranteed by entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO. As part of the agreement and upon payment of the balloon installment at the final repayment date, the Company has the obligation to purchase the vessel. On May 25, 2019 (commencement date), the vessel was bareboat chartered to the Company and on May 29, 2019, the Company paid the advance bareboat charterhire amount.

The transaction was approved by the Company’s board of directors and a special committee of independent and disinterested directors based on the average fair market value of the vessel, as determined by independent third-party brokers’ charter free valuations certificates (Notes 4, 6, 13).

The Company treated the aforementioned bareboat charter agreements (leases) in accordance with the new lease accounting standard (ASC 842). In accordance with ASC 842, the Company (lessee) classified the leases as finance leases due to the purchase obligation clauses included in the agreements. With regards to these contracts initial recognition the Company recognized (i) the vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” and is depreciating them over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets and (ii) a finance lease liability being reduced by the lease payments and increased by period’s finance lease cost.

More precisely, the Company recorded in regards to Conquistador, Pink Sands and Xanadu lease agreements: (i) an aggregate finance lease liability amounting to $171,500 being the present value of their aggregate future finance lease liability, as determined using the lessor’s implicit rate (4.98%) to the lease and (ii) a right-of-use for the vessels at the same amount and in regards to Netadola lease agreement: (i) a finance lease liability amounted to $50,000 being the present value of its future finance lease liability, as determined using the lessor’s implicit rate (5.10%) to the lease and (ii) a right-of-use for the vessel at the same amount. No initial direct costs were incurred by the Company. Each future finance lease liability, consisted of (i) the respective advance bareboat charterhire, (ii) the respective fixed quarterly installments and (iii) the expected future interest payments, as determined on the respective commencement dates (4.91% in regards to Conquistador, Pink Sands and Xanadu finance lease liability and 5.02% in regards to Netadola finance lease liability- LIBORs at commencement dates plus margin).

The weighted average remaining term of the Company’s outstanding finance lease obligations was 9.7 and 9.4 years as of December 31, 2018 and June 30, 2019, respectively. As of June 30, 2019, the Company repaid the finance lease installments amounted to $29,197, resulting in a total loss of $3, with regards to the variable lease consideration that was not included in the finance lease liability, and included under “Interest and finance cost” in its accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2019 (refer also to table below). The Company recognized finance lease interest expense amounted to $1,869 in its accompanying interim condensed consolidated statement of operations for the six-month period ended June 30, 2019, included in “Interest and finance cost” (Note 18). The Company recognized depreciation expense of the right-of-use assets amounted to $3,442 in its accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30 2019, included in “Depreciation” (Note 4).

The table below presents the movement of finance lease liabilities up to June 30, 2019:

Finance lease liability	December 31, 2018	New Finance lease obligation	Repayments	(Gain)/Loss on repayment	Finance lease interest expense	June 30, 2019
Netadola bareboat charter	$-	$50,000	$(24,988)	$-	$131	$25,143
Conquistador bareboat charter	24,491	-	(1,452)	11	590	23,640
Pink Sands bareboat charter	23,511	-	(1,335)	-	567	22,743
Xanadu bareboat charter	23,962	-	(1,422)	(8)	581	23,113
	$71,964	$50,000	$(29,197)	$3	$1,869	$94,639

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Finance lease liability (Due to related parties) - continued:

On June 25, 2019, the Company entered into three separate addenda of the bareboat charter agreements for the three newcastlemax drybulk carriers with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, in order to partly finance the acquisition and installation of scrubbers in an amount up to $6,417. The respective amount was not yet drawn.

13.	Financial Instruments and Fair Value Measurements:

On September 27, 2018, the Company invested $5,000 in a 9.50% Senior Unsecured Callable Corporate Bond (“9.5% Corporate Bond”) with a five year maturity. The Company classified its investment as non-current available for sale debt securities measured at fair value through other comprehensive income/(loss). As of December 31, 2018, the fair value of Company’s investment in the 9.5% Corporate Bond amounted to $4,961, resulting in an unrealized loss of $39 and included in the consolidated statement of comprehensive income for the year ended December 31, 2018. On March 27, 2019 the Company received its 9.5% semi-annual coupon, which amounted to $238. As of June 30, 2019, the fair value of Company’s investment in the 9.5% Corporate Bond amounted to $5,048, resulting in an unrealized gain of $87 and included in the accompanying unaudited interim condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2019.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable,  other current assets and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate credit facilities and financing arrangements. The fair value of the investment in Heidmar LLC as of June 7, 2019, was determined based on a valuation method that combines (weights) the income and the market approach using inputs that are unobservable in the marketplace (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company has in place its valuation policies and procedures regarding the development and determination of the inputs categorized within Level 3 hierarchy. The fair value calculations are the Company’s responsibility and are approved by the Company’s management.

Any changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed and assessed each period based on changes in estimates or assumptions used by the Company’s management for accuracy and reasonability, and recorded as appropriate.

The Company, considering that Heidmar LLC is not substantially similar with the peer group, assessed as appropriate the weighing between the two approaches used in the valuation to be 80% for the income approach and 20% for the market approach. Specifically, the income approach employed in the valuation exercise is based on the discounted cash flow model that incorporates inputs that are unobservable in the marketplace (Level 3 inputs). The inputs that were used in estimating Heidmar LLC’s discounted cash flows include Heidmar LLC’s weighted average cost of capital, projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, annual increase in Heidmar LLC’s historical wages-salaries and non-compensated general and administrative expenses, the expected number of vessels under management over the forecasted period, a long term growth factor, commission rates on projected charter rates and the number of employees as a ratio of the vessels historically managed per employee.

The market approach employed in the valuation exercise incorporates findings from utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs). In particular, the market approach valuation method was based on peer group of companies which were considered fairly similar and comparable and was determined using multiples of Enterprise Value (“EV”) / EBITDA of those peer group companies. Furthermore, a 10% control premium was assumed in order to factor to the valuation the control/significant influence that exits in Heidmar LLC’s equity value in comparison with minority shareholdings in peer group analysis. Finally based on market available empirical evidences and methods, a discount factor representing the lack of marketability due to Heidmar LLC’s private status was used in estimating the total fair value of Heidmar LLC’s equity.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.	Financial Instruments and Fair Value Measurements - continued:

The significant assumptions used in the fair value measurement of the Company’s investment in Heidmar LLC are: (i) the discount factor due to lack of marketability (7.5%), (ii) the projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, (iii) the long term growth factor (3.25%), (iv) the commission rates assumed over projected charter rates (3.0%), (v) the weighted average cost of capital (10.6%), (vi) the projected number of vessels under management over the forecasted period (average of 61 vessels) and (vii) the weighting between the two approaches (80% and 20% for the income and market approach, respectively).

On June 7, 2019, based on the valuation method that combines (weights) the income and the market approach using inputs that are unobservable in the marketplace (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), no change in the fair value of the Company’s investment in Heidmar LLC was identified (Note 9).

The Company has open FFA positions on various tanker trade routes, both long and short, with settlement dates during the third and fourth quarter of 2019. The fair value of the Company’s derivatives liability was $52 as of June 30, 2019. The derivatives liability was classified as Level 2 of the fair value hierarchy. Net gain on derivatives for the six-month period ended June 30, 2019, amounted to $56 and was included in operating “Other, net” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2019.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Investment in available for sale debt securities	$5,048	$-	$-
Derivative liability	-	52	-
Total	$5,048	$52	$-

The following table presents information with respect to gain and loss on available for sale debt securities reflected in the Statement of Comprehensive Income as of June 30, 2019:

Amount
Available for sale debt securities:
Loss recognized in Accumulated Other Comprehensive Income	$(151)
Income reclassified from Accumulated Other Comprehensive Income into Interest and finance cost	238
Total gain recognized in Accumulated Other Comprehensive Income	$87

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.	Financial Instruments and Fair Value Measurements - continued:

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of June 30, 2019.

Non-Recurring Measurements:	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Vessels, net (Note 6)	$-	$14,250	$-	$1,454
Total	$-	$14,250	$-	$1,454

Upon held for sale classification measurement at fair value less cost to sell in relation to the four VLGCs sold during the fourth quarter of 2018, an amount of $7,279 was included in “Impairment loss, (gain)/loss from sale of vessels” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).

The impairment review performed for the nine-month period ended September 30, 2018, indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590 should be written down to their fair value as determined based on independent valuations, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).

The impairment review performed for the year ended December 31, 2018, indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on independent valuations, resulting in an impairment charge of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).

The impairment review performed for the six-month period ended June 30, 2019, indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $15,704, should be written down to their fair value as determined based on independent valuators, resulting in an impairment charge of $1,454, which was included in “Impairment loss, (gain)/loss from sale of vessels”, in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2019 (Note 6).

As part of Heidmar’s purchase price allocation (Note 9), the fair value of customer relationships was determined based on the income approach method (i.e. multi-period excess earnings method) and the fair value of the trade name was determined based on the relief from royalty method. As of the acquisition date, the fair value of customer relationships and of the trade name amounted to $20,677 and $2,555, respectively.

14.	Common Stock and Additional Paid-in Capital:

Treasury stock

On February 6, 2018, the Company’s board of directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “Repurchase Program”). The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of June 30, 2018, the Company had repurchased 5,565,792 shares of its common stock for an aggregate amount of $23,142 including fees. On October 5, 2018, the Company completed in full its Repurchase Program. Under the Repurchase Program, the Company repurchased a total of 10,864,227 shares of its common stock for an aggregate amount of $50,217 including fees.

On October 29, 2018, the Company’s board of directors authorized a new stock repurchase program, under which the Company may repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “New Repurchase Program”).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.	Common Stock and Additional Paid-in Capital - continued:

Treasury stock - continued

The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of December 31, 2018 and under both repurchase programs, the Company had repurchased a total of 17,042,680 shares of its common stock for a gross consideration of $85,378 including fees. As of January 7, 2019, the Company repurchased an additional 345,401 shares of its common stock for an aggregate amount of $2,120, including fees. As of December 31, 2018 and June 30, 2019, the number of shares of the Company's common stock outstanding was 87,232,028 and 86,886,627, respectively.

The Company elected to account for the repurchased and held shares under the cost method, with the aggregate cost of shares repurchased amounted to $85,378 and $87,498 to be recognized under the “Treasury stock” in the accompanying consolidated balance sheets as of December 31, 2018 and June 30, 2019, respectively. As of September 18, 2019, the outstanding number of shares of the Company's common stock was 86,886,627.

Dividends

On February 27, 2017, the Company’s board of directors decided to initiate a new dividend policy under which the Company expected to pay a regular fixed quarterly cash dividend of an aggregate of $2,500 to the holders of common stock. In addition, at its discretion, the board may decide to pay additional amounts as dividends each quarter depending on market conditions and the Company’s financial performance, over and above the fixed amount.

On February 6, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.

On May 7, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2018 to the shareholders of record as of May 25, 2018. The dividend was paid on June 8, 2018.

On July 30, 2018, the Company’s board of directors decided to suspend the Company’s previously announced cash dividend policy until further notice. As previously noted, the dividend policy is subject to the discretion of the Company’s board of directors and may be suspended or amended at any time without prior notice.

15.	Equity incentive plan:

On January 16, 2008, the Company’s board of directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company’s board of directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance. The Plan expired on January 16, 2018 in accordance with its terms.

As of December 31, 2018, all the share-based compensation arrangements had vested in full. As of June 30, 2018 and 2019, an amount of $345 and $0, representing the stock based compensation expense was recorded in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.	Commitment and contingencies:

16.1	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company’s fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

As part of the normal course of operations, the Company’s customers may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On July 4, 2017, the Company announced that it and Mr. Economou had been named as defendants in a lawsuit filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest.

The Company and Mr. Economou subsequently filed motions to dismiss. The Court finally determined those motions on February 26, 2018. Plaintiff filed a motion for voluntary dismissal without prejudice and the Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018. Plaintiffs filed a new action in the U.S. District Court for the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.) alleging breaches of fiduciary duty and violations of Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On March 14, 2018, Defendants moved for an order requiring Plaintiffs to pay Defendants’ costs incurred in the prior action, and for a stay pending payment of costs. On April 22, 2018, plaintiffs filed a first amended complaint propounding additional allegations for constructive or common law fraud or violation of Section 9 of the Securities Exchange Act of 1934. On October 10, 2018, the magistrate judge issued a report and recommendation, recommending that the Court grant Defendants’ motion for costs in part, and that the Court stay further proceedings pending Plaintiffs' satisfaction of the cost award.

On October 31, 2018, over the Plaintiff’s objection, the Court adopted the magistrate’s report and recommendation, granted defendants’ motion for costs and for stay pending payment of costs in part, and ordered that the case be stayed until plaintiffs satisfy the cost award.

The case was administratively closed by order dated October 31, 2018. Plaintiffs filed a notice of appeal of the district court’s order to the Fifth Circuit Court of Appeals on October 31, 2018 and filed their opening brief in that appeal on December 28, 2018. Defendants-appellees filed their brief in opposition on January 28, 2019, and Plaintiffs-appellants served their reply brief on or about the same day. On February 11, 2019, the Court docketed Plaintiffs-appellants’ motion for leave to file a substitute reply brief. On February 12, 2019, Defendants-appellees filed their response, and the court denied Plaintiffs-appellants’ motion on the same day. The appeal is now fully briefed. The Company and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.

On August 2, 2017, a putative class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. An amended complaint was filed by the putative lead plaintiff on September 21, 2018 in accordance with the schedule set by the Court, adding a Section 20A claim against all defendants, and a Section 20(a) claim against one of the Company’s directors named as an additional defendant (collectively with the Company’s executive officers named in the complaint, the “DryShips Individual Defendants”).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.	Commitment and contingencies – continued:

16.1	Legal proceedings – continued:

On October 26, 2018, the Company served a motion to dismiss. On December 14, 2018, the Company filed the fully-briefed motion to dismiss and opposition papers. On November 30, 2018, putative lead plaintiffs served a motion to strike extraneous documents attached to our motion to dismiss filings. The putative lead plaintiffs filed the fully-briefed motion papers on December 26, 2018. On April 12, 2019, the Lead Plaintiffs filed a letter requesting permission to serve the DryShips Individual Defendants by alternate means. On April 18, 2019, the Court so-ordered a stipulation whereby counsel for the DryShips Individual Defendants agreed to accept service, and set a briefing schedule for the DryShips Individual Defendants’ motion to dismiss. On May 31, 2019, the DryShips Individual Defendants served a motion to dismiss and on July 12, 2019, filed fully-briefed motion to dismiss and opposition papers. The Court has scheduled a status conference for January 23, 2020. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.

On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig creditors against, among others, the Company and two of its executive officers (who are currently directors) and TMS Offshore Services.

The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017. Following briefing and oral argument, by order dated September 27, 2018, the High Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiffs filed a notice of appeal to the Marshall Islands Supreme Court. The plaintiff-appellant’s opening brief was filed on March 6, 2019, the defendant-appellee’s opposition briefs were filed on May 15, 2019 and the plaintiff-appellant’s reply brief was filed on June 17, 2019. Oral argument took place on August 16, 2019. The Marshall Islands Supreme Court issued an opinion on September 9, 2019 affirming the High Court’s dismissal of the complaint without leave to replead, and this matter has now been fully resolved in the Company’s favor.

Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the complaint prepared by certain of Ocean Rig's creditors referenced above, and certain other claims. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all the scheme creditors in the restructuring.

The Company and certain of its officers and directors have received subpoenas from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and August 2017. The Company is providing the requested information to the SEC and continues to respond to the ongoing requests from the SEC.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

16.2	Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of June 30, 2019, amounts to $32,678 for the twelve months ending June 30, 2020, $6,488 for the twelve months ending June 30, 2021, $5,830 for the twelve months ending June 30, 2022, $0 for the twelve months ending June 30, 2023 and $0 for the twelve months ending June 30, 2024 and after. These amounts do not include any assumed off-hire.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.	Commitment and contingencies – continued:

16.3	Contractual finance lease liability

As part of the four bareboat charter agreements (Notes 4, 12), the Company also provided a guarantee contained into the four bareboat charter agreements pursuant to the terms of which the Company guarantees the obligations arising in respect of the hull cover ratio covenant under the existing secured credit facilities of the vessels Conquistador, Pink Sands, Xanadu and Netadola, expiring from April 2028 to May 2029 and amounted to $122,156 as June 30, 2019 (Note 10). The following table summarizes Company’s contractual finance lease obligations as of June 30, 2019:

Due through June 30, 2020	$12,004
Due through June 30, 2021	11,659
Due through June 30, 2022	11,285
Due through June 30, 2023	10,911
Due through June 30, 2024	10,545
Thereafter	65,752
Total contractual obligation	$122,156

16.4	Contractual obligations for vessels improvements

The Company has scheduled and started implementing during 2019, an overall “future proofing plan” for its fleet by performing dry-dockings, installation of scrubbers and installation of BWTS (Notes 6, 8). Based on the contractual purchase price of the systems, the estimated installation fees and the dry-docking costs, the Company estimates a total cost of approximately $91,920, of which an amount of $10,066 was paid as of June 30, 2019. The Company expects to incur the remaining costs of approximately $81,854 during the second half of 2019 and the full year of 2020.

17.	Revenue:

The following table disaggregates the Company’s revenue by type of contract (voyage charter, time /pool charter, service revenues) and per reportable segments:

	Drybulk segment		Tanker segment		Gas carrier segment		Tanker Pool Operations segment	Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		From June 7 to June 30,	Six-month period ended June 30,
	2018	2019	2018	2019	2018	2019	2019	2018	2019
Voyage charter revenues	$689	$-	$17,889	$41,523	$-	$-	$-	$18,578	$41,523
Time / Pool charter revenues	44,640	36,245	3,258	3,258	20,883	-	1,298	68,781	40,801
Service revenues	-	-	-	-	-	-	1,251	-	1,251
Total Revenues	$45,329	$36,245	$21,147	$44,781	$20,883	$-	$2,549	$87,359	$83,575

Trade Accounts Receivable and Contract Balances

Accounts receivable are recorded when the right to consideration becomes unconditional. The increase/(decrease) of accounts receivables were in general due to normal timing differences between the Company’s performance and the customers’ payments.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.	Revenue – continued:

Trade Accounts Receivable and Contract Balances - continued

The Company capitalizes any voyage expenses as deferred contract costs incurred during the period between the later of the charter party date or the last discharge and the delivery or the loading date depending on the type of contract (time and voyage charter agreements, respectively). These contract assets are amortized over the duration of the charter or voyage period on a straight line basis and are included in “Voyage expenses”. As of June 30, 2019, deferred contract costs consists of unamortized bunker expenses and port dues of ongoing time and voyage charter agreements. The Company records deferred revenues (contract liabilities) mainly when cash payments are received in advance of its performance, including amounts which are refundable.During the six-month periods ended June 30, 2018 and 2019, the Company recognized as revenues the total amount of deferred revenues outstanding as of December 31, 2017 and 2018, respectively, amounting to $865 and $1,776, respectively. As of June 30, 2019, deferred revenue consists mainly of one-month cash advances relating to ongoing time charter agreements and unamortized capitalized ballast bonuses. The Company’s trade accounts receivable, deferred contract costs and contract liabilities consist of the following:

	December 31, 2018	June 30, 2019
Trade Accounts Receivable, net of allowance for doubtful receivables	$13,713	$12,236
Deferred Contract Costs (Note 5)	496	721
Deferred Revenue	$1,776	$1,311

Practical Expedients and Exemptions

The Company generally expenses commissions when incurred because the amortization period would have been one year or less. These costs are recorded within voyage expenses. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606. The Company does not separately disclose the lease and non-lease component, in accordance with the ASC 842 practical expedient.

18.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Six-month period ended June 30,
	2018	2019
Interest incurred on long-term debt	$6,358	$7,556
Interest on finance lease liability	-	1,872
Interest received from available for sale debt securities	-	(238)
Interest, amortization and write off of financing fees on loan from related party	2,595	-
Amortization of financing fees and other fees	561	277
Commissions, commitment fees and other financial expenses	165	108
Capitalized interest and finance costs	(84)	-
Total	$9,595	$9,575

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.          Segment information:

The Company currently has four reportable segments from which it derived its revenues: drybulk, offshore support, tanker and tanker pool operations segments (Note 9). The Company also had a gas carrier segment through the acquisition of four VLGCs during 2017, which vessels were disposed to unaffiliated buyers during the fourth quarter of 2018 (Note 6). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The tanker pool operations segment consists of Heidmar, a tanker pool manager for the provision of pool services for the transportation of crude oil and petroleum products. The gas carrier segment consisted of vessels for the transportation of liquefied petroleum gas.

The tables below present information about the Company’s reportable segments as of December 31, 2018 and June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income.

Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk segment		Offshore support segment		Tanker segment		Gas Carrier segment		Tanker Pool Operations		Total
	Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,	From June 7 to June 30,	Six-month period ended June 30,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
Total Revenues	$45,329	$36,245	$-	$-	$21,147	$44,781	$20,883	$-	$-	$2,549	$87,359	$83,575
Income taxes	-	-	(2)	(2)	-	-	-	-	-	(72)	(2)	(74)
Net income/(loss)	$3,248	$(15,246)	$(2,886)	$(4,915)	$(387)	$9,552	$4,500	$(143)	$-	$(522)	$4,475	$(11,274)

	Drybulk segment		Offshore support segment		Tanker segment		Gas Carrier segment		Tanker Pool Operations		Total
	31-Dec-18	30-Jun-19	31-Dec-18	30-Jun-19	31-Dec-18	30-Jun-19	31-Dec-18	30-Jun-19	31-Dec-18	30-Jun-19	31-Dec-18	30-Jun-19
Total assets	$663,235	$647,381	$17,771	$15,899	$296,256	$295,755	$43	$89	$34,000	$107,543	$1,011,305	$1,066,667

As of December 31, 2018 and June 30, 2019, all of the Company’s offshore support vessels were laid up.

The Company’s drybulk, tanker and gas carrier vessels until their disposal dates, and tanker pool operation services, operate and are provided, respectively on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management. The commercial management for the tanker pool operation services is provided from Heidmar’s headquarters located in U.S.

20.          Earnings/(Losses) per share:

	Six-month period ended June 30,
	2018			2019
	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/loss	$4,475	-	$-	$(11,274)	-	$-
Basic and diluted EPS/(LPS)
Income/(Loss) available to common stockholders	$4,475	102,123,365	$0.04	$(11,274)	86,893,214	$(0.13)

For the six-month period ended June 30, 2018, there were no available securities to be issued, thus, basic and diluted earnings per share are the same. For the six-month period ended June 30, 2019, the effect of including any potential common shares in the denominator of diluted per share computations would have been antidilutive and therefore, basic and diluted losses per share are the same.

21.          Income Taxes:

21.1 Drybulk, Tanker and Offshore Segments

None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a “non-resident” corporation thereof. Under the laws of the Republic of the Marshall Islands, the country in which DryShips and the drybulk, offshore support and tanker vessels owned by subsidiaries of the Company are registered, the Company’s subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation’s stock is owned, directly or indirectly, by individuals who are “residents” of the foreign corporation’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is “primarily and regularly traded on an established securities market” in the United States (the “Publicly-Traded Test”) will be treated as owned by individuals who are “residents” in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

The Republic of the Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s ship-owning subsidiaries. Therefore, the ship-owning subsidiaries may be eligible to qualify for exemption from United States federal income taxation with respect to U.S. source shipping income if such companies satisfy certain ownership and documentation requirements under applicable U.S. federal income tax law and regulations. The ship-owning subsidiaries will be deemed to satisfy these certain requirements if the Company is able to satisfy such requirements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

21.	Income Taxes - continued:

21.1 Drybulk, Tanker and Offshore Segments – continued

The Company satisfied the Publicly-Traded Test for its 2018 Taxable Year and, therefore, 100% of the stock of its Republic of the Marshall Islands ship-owning subsidiaries was treated as owned by individuals “resident” in the Republic of the Marshall Islands. The Company believes that it will satisfy the Publicly-Traded Test for its 2019 Taxable Year and each of the Company’s Republic of the Marshall Islands ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

21.2 Tanker Pool Operations Segment

The Company’s non-current tax liability is derived from a calculation relating to the Company’s management fees earned from pool management services. Income earned by the Company and its subsidiaries organized outside the United States that is not derived in connection with the international operation of ships or earned in countries without preferential tax regimes is subject to income tax in the countries such income is earned.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available.

A reconciliation of the beginning and ending amount of gross unrecognized tax positions is as follows:

Liability at June 7, 2019	$10,448
Additions related to the current period	124
Liability at June 30, 2019	$10,572

The Company’s income tax returns for the years ended December 31, 2015-2018 remain subject to examination by the Internal Revenue Service. The Company believes that adequate accruals have been provided for all open years. The Company estimates its income tax reserve for the fiscal year 2019 at approximately 49.2% on its U.S. taxable income.

22. Subsequent events:

22.1 On July 1, 2019, the Company repaid in full the outstanding secured credit facilities regarding the vessels Huahine and Botafogo assumed on June 1, 2018 and December 14, 2018, which amounted to $14,000 and $8,214, respectively (Note 11).

22.2 On July 5, 2019, the Company entered into a secured credit facility of up to $62,875. The respective secured credit facility has two tranches, with one tranche of up to $36,000 regarding the vessels Botafogo and Huahine and the second tranche of up to $26,875 that substituted the outstanding balance at that time of the secured credit facility dated March 8, 2018, regarding the vessels Judd and Raraka (Note 11). On July 9, 2019, the Company drew down the amount of $36,000.

22.3 On June 12, 2019, the Company’s board of directors received a non-binding proposal letter (the “proposal letter”) from SPII that owns approximately 83.35% of the outstanding shares of common stock, $0.01 par value, of the Company (the “Company Common Stock) and may be deemed to be beneficially owned by George Economou, the Company’s Chairman and Chief Executive Officer, that proposed a merger transaction in which SPII would acquire all of the issued and outstanding shares of the Company Common Stock not already owned by SPII and Mr. Economou for $4.00 per share in cash (the “proposed transaction”).

After receiving the proposal letter, the Company’s board of directors formed a special committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to evaluate and negotiate the proposed transaction.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

22.	Subsequent events - continued:

On August 18, 2019, acting on the unanimous recommendation of the Special Committee, the Company’s board of directors unanimously approved, and the Company entered into an Agreement and Plan of Merger (“Merger Agreement”), by and among the Company, SPII and Sileo Acquisitions Inc., (“Merger Sub”) a wholly owned subsidiary of SPII, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation after the merger and a wholly owned subsidiary of SPII (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of the Company Common Stock that is issued and outstanding immediately prior to the effective time (other than shares of Company Common Stock held by SPII or any subsidiary of either SPII or the Company) will be automatically converted into the right to receive the merger consideration of $5.25 per share in cash, without interest and less any required withholding taxes.

The Company has called a special meeting of its shareholders (the “Special Meeting”) to be held on October 9, 2019, at 4 p.m., local time, at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece. At the Special Meeting, shareholders will be asked to consider and vote on a proposal to authorize and approve the Merger Agreement. Only shareholders of record as of the close of business on August 30, 2019, which has been fixed as the record date for the Special Meeting, will be entitled to vote at the Special Meeting. The merger is also subject to the satisfaction or waiver of other customary closing conditions but not to any financing condition. The merger is expected to close in the fourth quarter of 2019.

Refer to the Transaction Statement on Schedule 13E-3 and the proxy statement, dated September 9, 2019, attached thereto, as filed by the Company with the SEC on September 9, 2019 for additional information on the Merger.

22.4 On September 5, 2019, the Company entered into a credit facility with a major Export Credit Agency of up to $30,000 to finance scrubbers, which will be installed on vessels owned by subsidiaries of the Company. The credit facility has not yet been drawn and will be guaranteed by an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO (Note 11).

22.5 On September 10, 2019, the Company entered into a 30-day time charter agreement for its 2013 built Newcastlemax drybulk carrier, the Bacon, with TMS Dry for a fixed gross rate.

22.6 As of September 18, 2019, the Company has not repurchased any additional shares of its common stock since its last update.